UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2026

Commission file number: 001-43362

Gix Internet LTD.

(Translation of registrant’s name into English)

2 Jabotinsky St, Atrium Tower, 18th floor

Ramat Gan, Israel 5252903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 3, 2026, Gix Internet Ltd. (the “Registrant”) announced that it will hold a Special General Meeting of Shareholders (the “Meeting”) on December 8, 2026 at 5:00 p.m. (Israel time) at the offices of the Company’s Israeli counsel, Meitar | Law Offices, located at Ariel Sharon 1, Floor 36, Givatayim, Israel.

In connection with the Meeting, the Registrant furnishes the following documents:

1.	Notice of Special General Meeting of Shareholders and Proxy Statement, each relating to the Meeting, which is attached as Exhibit 99.1 to this Report on Form 6-K.

2.	Form of Proxy Card for use in connection with the Meeting, which is attached as Exhibit 99.2 to this Report on Form 6-K.

This report on Form 6-K is hereby incorporated by reference into the Registrant’s registration statement on Form S-8 (File No. 333-299612), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Special General Meeting of Shareholders and Proxy Statement, each relating to the Special General Meeting of Shareholders of Gix Internet Ltd. to be held on December 8, 2026.
99.2	Form of Proxy Card for the Special General Meeting of Shareholders of Gix Internet Ltd. to be held on December 8, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gix Internet Ltd.
(Registrant)

Date: November 3, 2026	By:	/s/ Amihay Hadad
	Name:	Amihay Hadad
	Title:	Chief Financial Officer